Exhibit (a)(5)(xxiii)

Tyson Announces Proposed Public Offerings of Senior Notes

SPRINGDALE, Arkansas, August 5, 2014 – Tyson Foods, Inc. (NYSE: TSN) announced today that it has commenced underwritten public offerings of senior notes under its effective shelf registration statement.

The company intends to use the net proceeds from the offerings, together with cash on hand, the recently announced Class A common stock and tangible equity units offerings, each expected to be completed on August 5, 2014, and from borrowings under new term loans, to finance the previously announced acquisition of The Hillshire Brands Company and to pay related fees and expenses.

Morgan Stanley and J.P. Morgan are acting as lead joint book-running managers for the offerings.

The offerings may be made only by means of a prospectus supplement and the accompanying prospectus. Copies of the preliminary prospectus supplement and accompanying prospectus relating to these offerings may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention Prospectus Department, or by calling 866-803-9204. You may also get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tyson Foods

Tyson Foods, Inc., with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods, Inc. produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, the company strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the company’s management’s current expectations. Such statements include plans, projections and estimates regarding the use of proceeds from the proposed offerings. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect the company and its results is included in the company’s filings with the SEC. The term “including,” and any variation thereof, means “including, without limitation.”

Important Information for Investors and Security Holders

This communication is not an offer to buy or the solicitation of an offer to sell any securities of The Hillshire Brands Company. A solicitation and an offer to buy shares of Hillshire Brands common stock is being made pursuant to a Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., has filed with the SEC. Hillshire Brands has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as other documents filed with the SEC, because they contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 have been sent free of charge to Hillshire Brands stockholders and these and other materials filed with the SEC may also be obtained from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.).

Investors:	Jon Kathol, 479-290-4235, jon.kathol@tyson.com
News Media:	Gary Mickelson, 479-290-6111, gary.mickelson@tyson.com

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